BUFFALO FUNDS
5420 W. 61st Place
Shawnee Mission, KS 66205

November 18, 2016

VIA EDGAR TRANSMISSION

Ms. Lauren Hamilton
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Buffalo Funds (the “Trust”) Securities Act Registration No.: 333-56018 Investment Company Registration No.: 811-10303

Dear Ms. Hamilton:

This correspondence is submitted in response to comments provided by you via telephone to Rachel Spearo of U.S. Bancorp Fund Services, LLC, the Trust’s administrator, on October 27, 2016. The comments concern the Trust’s annual report for the period ended March 31, 2016 filed by the Trust on behalf of its series (each, a “Fund,” and collectively, the “Funds”) with the U.S. Securities and Exchange Commission (the “SEC”) on Form N‑SAR on May 25, 2016 (the “Annual Report”), and on Form N‑CSR on June 8, 2016 (SEC Accession No. 0001104659-16-125954) (the “Shareholder Report”) and the amendment to the Trust’s registration statement filed on Form N-1A  on July 25, 2016 (SEC Accession No. 0000894189-16-010599) (the “Registration Statement”).

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

The Trust’s responses to your comments are as follows:

General Comments

1.
Staff Comment: The Staff notes that the Report of the Independent Registered Public Accounting Firm filed with the Trust’s Annual Report on Form N-SAR on May 25, 2016 is not signed.  The Staff requests that the Trust file an amendment to the Form N-SAR to include a signed copy of the accountant’s report.

Response:  On November 8, 2016 the Trust filed an amendment to the Form N-SAR filed on May 25, 2016 which includes a signed copy of the Report of the Independent Registered Public Accounting Firm.

2.
Staff Comment:  With regard to the Statements of Assets and Liabilities in the Shareholder Report, please ensure that future reports include in the liabilities any fees payable to directors, trustees or officers pursuant to Regulation S-X Article 6-04.12.

Response:  The Trust responds by undertaking to make the requested revision in future reports, to the extent applicable.  The Trust responds further by stating supplementally that Note 4 to the Financial Statements in the Shareholder Report states that the Funds do not directly compensate any of their trustees. The Trust’s administrator, U.S. Bancorp Fund Services, LLC pays trustee fees to non-interested trustees from the compensation it receives from Kornitzer Capital Management, Inc. (“KCM”), the Funds’ investment advisor. Interested trustees who are affiliated with either KCM or the Trust’s service providers do not receive any compensation from the Funds, but are compensated directly by the advisor or service provider in connection with their employment with those entities.  Because these payments are made by U.S. Bancorp Fund Services, LLC, and not the Funds, these amounts are not included in the Statements of Assets and Liabilities.

3.
Staff Comment: The Staff notes that the Management’s Discussion of Fund Performance in the letter to the shareholders section of the Shareholder Report references the Funds’ expenses as contained in the Funds’ Prospectus.  In future reports please also direct the shareholders’ attention to updated expense information contained within the Financial Highlights section of the shareholder report.

Response:  The Trust responds by undertaking to make the requested revision in future reports.

4.
Staff Comment:  With regard to the disclosure of holdings in other mutual funds reported on the Schedules of Investments, in future reports please also include the specific share classes of the other mutual funds held by the Funds.

Response:  The Trust responds by undertaking to make the requested revision in future reports.

5.
Staff Comment:  With respect to the Buffalo Flexible Income Fund, pursuant to FASB ASC 815-10-50-1A, in future shareholder reports please ensure disclosure related to the Fund’s use of options includes its objective for holding or issuing those instruments, the context needed to understand those objectives, its strategies for achieving those objectives, and information that would enable users of its financial statements to understand the volume of its activity in those instruments for the reporting period presented. Specifically, please ensure that the first three items are addressed in future reports, as they do not appear to be presented in the Shareholder Report.

Response:  The Trust responds by undertaking to make the requested revision in future reports.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5208.

Sincerely,

/s/ Clay Brethour
Clay Brethour
President and Treasurer
Buffalo Funds